SEC MAIL RECEIVED PROCESSING
AUG 0 6 2002
WASHINGTON D.C. SECTION

02047716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the month of July, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

PROCESSED
P AUG 1 2 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Final Insider reports for 2 retired Senior Officers.
2	Announcement pertaining to the appointment of a new member to the Board of Directors.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: July 29, 2002

By ______________________
Name: Donald E. Longenecker
Title: President & COO

K:\38769\00001\MST\MST_020M3

Exhibit 1

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ANGIOTECH PHARMACEUTICALS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 1 4 1 2 0 1

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [X] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SPENCER

GIVEN NAMES: THOMAS S.

NO. STREET APT: 3232 EAGLE RIDGE WAY

CITY: BELLINGHAM

PROV. POSTAL CODE: WASHINGTON 98226-7820

BUSINESS TELEPHONE NUMBER: 604 - 221 - 7676

BUSINESS FAX NUMBER: 604 - 221 - 2330

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO

[✓] BRITISH COLUMBIA [✓] QUÉBEC

[✓] MANITOBA [✓] SASKATCHEWAN

[✓] NEWFOUNDLAND

[✓] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Effective June 1, 2002, no longer an Insider.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): THOMAS S. SPENCER

SIGNATURE: Thomas S Spencer

DATE OF THE REPORT (DAY MONTH YEAR): 28 06 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ANGIOTECH PHARMACEUTICALS, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 06 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [X] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HARTNETT

GIVEN NAMES: DAVID E.

NO. / STREET / APT: 5850 OBERLIN AVENUE

CITY: SEATTLE

PROV.: WASHINGTON 98105

POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 604 - 221 - 7676

BUSINESS FAX NUMBER: 604 - 221 - 2330

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] ONTARIO
- [✓] BRITISH COLUMBIA
- [✓] QUÉBEC
- [✓] MANITOBA
- [✓] SASKATCHEWAN
- [✓] NEWFOUNDLAND
- [✓] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Effective July 1, 2002, no longer an Insider.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID E. HARTNETT

SIGNATURE: David E. Hartnett

DATE OF THE REPORT (DAY MONTH YEAR): 02 07 02

Exhibit 2

ANGIOTECH
Pharmaceuticals, Inc.

6660 N.W. Marine Drive
Vancouver B.C. CANADA
V6T 1Z4

FOR IMMEDIATE RELEASE
NEWS RELEASE
July 29, 2002

ANGIOTECH APPOINTS HARTLEY T. RICHARDSON TO BOARD OF DIRECTORS

Vancouver, B.C. – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) is pleased to announce the appointment of Hartley T. Richardson to its Board of Directors. Mr. Richardson is the President and Chief Executive Officer of James Richardson and Sons, Limited, a private corporation founded in 1857 and headquartered in Winnipeg, Manitoba.

James Richardson and Sons, Limited is a diversified company that through its subsidiary James Richardson International manages the largest privately owned network of grain facilities in Canada and operates Canbra Foods, Canada's largest fully-integrated canola processing company. Other businesses include Tundra Oil and Gas Limited, real estate and public and private equity investments.

Mr. Richardson also serves as a director of the Royal Bank of Canada, DuPont Canada Inc., MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Asia Pacific Foundation of Canada, and the Business Council of Manitoba. Other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

"Mr. Richardson's strong business acumen combined with his wealth of experience in corporate governance will make a significant contribution to Angiotech's future," said William L. Hunter, MD, MSc, chairman and CEO of Angiotech.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.*

- 30 -

Angiotech Pharmaceuticals Contacts:
Rui Avelar (investors), Cindy Yu (media)
Phone: (604) 221-7676

Tel: 604·221·7676
Fax: 604·221·2330
Web: www.angiotech.com